[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
August 30, 2016

Mr. Asen Parachkevov
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Prospect Capital Corporation Preliminary Proxy Filing
Dear Mr. Parachkevov:
On behalf of Prospect Capital Corporation (the "Company"), we are enclosing herewith for filing, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, the Company's preliminary proxy statement on Schedule 14A, together with a form of proxy, relating to the Company's 2016 Annual Meeting of Stockholders.

If you have any questions, please do not hesitate to contact me at (416) 777-4727 or Richard Prins at (212) 735-2790.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou

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